PROSPECTUS SUPPLEMENT                           Filed Pursuant to Rule 424(b)(5)
(To Prospectus dated July 3, 2003)                   Registration No. 333-106288
                                3,083,000 Shares


                               Biopure Corporation
                              Class A Common Stock
                                  ------------

     We are selling up to 3,083,000 shares of our Class A Common Stock to institutional investors pursuant to this prospectus supplement and the accompanying prospectus. The Class A Common Stock will be sold at $5.58 per share.

     Our Class A Common Stock is listed on The Nasdaq Stock Market under the symbol "BPUR." The last reported sale price of our common shares on The Nasdaq Stock Market on July 17, 2003 was $5.89 per share.

     The shares offered by this prospectus supplement involve a high degree of risk. See "Risk Factors" beginning on page 3 of the accompanying prospectus for a discussion of factors you should consider before buying the common shares.
                                  ------------
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
                                  ------------
     We have retained ThinkEquity Partners, LLC to act as our agent for the placement of the Class A Common Stock in connection with this transaction. We have agreed to pay ThinkEquity Partners, LLC the placement agent fees set forth in the table below. The placement agent is not required to purchase or sell any specific number or dollar amount of shares, but will use its reasonable best efforts to arrange for the sale of the shares. See "Plan of Distribution" in this prospectus supplement.

                                        Per Share              Maximum
                                                               Offering
Public offering price                      $5.58              $17,203,140
Placement agent fee                        $0.279             $   860,157
Proceeds to Biopure, before expenses       $5.301             $16,342,983

     We expect the total offering expenses, excluding placement agent fees, to be approximately $175,000 for all sales pursuant to this prospectus supplement and the accompanying prospectus. Because there is no minimum offering amount required as a condition to closing in this offering, the actual public offering amount, placement agent fees and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the maximum amounts set forth above.

     We expect to deliver the shares to purchasers on or about July 23, 2003.

                                  ------------

                            ThinkEquity Partners, LLC
                               As Placement Agent

July 17, 2003

You should carefully read this prospectus supplement and the accompanying prospectus. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. "Incorporated by reference" means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.


                                TABLE OF CONTENTS

                              PROSPECTUS SUPPLEMENT
                                                                            Page
THE OFFERING.................................................................S-3
ABOUT THIS PROSPECTUS SUPPLEMENT.............................................S-3
INCORPORATION BY REFERENCE...................................................S-3
RECENT DEVELOPMENTS..........................................................S-5
USE OF PROCEEDS..............................................................S-6
CAPITALIZATION...............................................................S-7
PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS.......................S-8
PLAN OF DISTRIBUTION.........................................................S-8
LEGAL MATTERS................................................................S-9


                                   PROSPECTUS
                                                                            Page
BIOPURE CORPORATION............................................................2
RISK FACTORS...................................................................3
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION....................12
DESCRIPTION OF COMMON STOCK...................................................13
DESCRIPTION OF WARRANTS.......................................................13
WHERE YOU CAN FIND MORE INFORMATION...........................................13
USE OF PROCEEDS...............................................................15
PLAN OF DISTRIBUTION..........................................................15
LEGAL MATTERS.................................................................19
EXPERTS.......................................................................19

                                  THE OFFERING

Shares offered.............................   3,083,000 shares of Class A Common
                                              Stock

Shares to be outstanding after
this offering if all shares offered
by this prospectus supplement
are sold...................................   42,971,110 shares

Use of proceeds............................   We intend to use the net proceeds
                                              of this offering for general
                                              corporate purposes, including
                                              capital expenditures and to meet
                                              working capital needs. Pending
                                              these uses, the net proceeds will
                                              be invested in investment-grade,
                                              interest-bearing securities.

Nasdaq Stock Market symbol.................   BPUR

     The number of shares of Class A Common Stock shown above to be outstanding after the offering is based on the number of shares outstanding on June 30, 2003, and excludes shares issuable upon exercise of warrants or options. Because there is no minimum offering amount required as a condition to closing in this offering, the actual number of shares that will be sold in this offering, and the actual number of shares of our Class A Common Stock that will be outstanding after this offering, are not presently determinable.

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. In addition, you should review the risks of investing in our common shares discussed in the "Risk Factors" section beginning on page 3 of the accompanying prospectus prior to making an investment decision. We incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the prospectus without charge by following the instructions under "Where You Can Find More Information."

                           INCORPORATION BY REFERENCE

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3, including amendments, relating to the common stock offered by this prospectus supplement and the accompanying prospectus, which has been filed with the SEC. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus supplement and the accompanying prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus. Information in the accompanying prospectus supersedes information incorporated by reference that we filed with the SEC before the date of the prospectus, and information in this prospectus supplement supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus supplement, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

     o our Annual Report on Form 10-K for the fiscal year ended October 31, 2002;

     o our Quarterly Reports on Form 10-Q for the quarterly periods ended January 31, 2003 and April 30, 2003;

     o    our Current Report on Form 8-K filed on July 16, 2003;

     o    our Current Report on Form 8-K filed on May 14, 2003;

     o    our Current Report on Form 8-K filed on March 13, 2003;

     o    our Current Report on Form 8-K filed on January 24, 2003; and

     o the description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed on November 4, 1999.

     You may obtain copies of these filings, at no cost, at the "Investor Relations" section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

                               Biopure Corporation
                              Attention: Secretary
                                11 Hurley Street
                               Cambridge, MA 02141
                            Telephone: (617) 234-6500

     Except for the SEC filings that are incorporated by reference, the information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

                               RECENT DEVELOPMENTS

     Recent Litigation. Biopure is the defendant in a case filed by Steelhead Investments, Ltd. On July 14, 2003, Biopure removed the case to the U.S. District Court, Southern District of New York, from the New York State Supreme Court, New York County, where it was originally brought on June 16, 2003. The lawsuit alleges that Biopure breached a contract with the plaintiff by giving insufficient notice and failing to give notice of offerings of common stock and warrants by Biopure in March and April, 2003. The complaint states that Steelhead has suffered monetary damages in an amount to be determined, but not less than $15.5 million. Biopure intends to defend this case vigorously. At this time, Biopure cannot estimate what impact this case may have on it.

     FDA Approval Process. Biopure submitted a biologics license application
(BLA) to the FDA on July 31, 2002, seeking approval to market Hemopure in the United States for the treatment of acutely anemic patients undergoing orthopedic surgery and for the elimination or reduction of red blood cell transfusions.

     According to FDA performance goals pursuant to the Prescription Drug User Fee Act of 1992 (PDUFA), the agency has 10 months to complete its review of a standard BLA, making the original action due date on the Hemopure BLA June 1, 2003. As part of the ongoing regulatory review process, Biopure has responded to FDA questions regarding the application. In May 2003, Biopure provided a response that the FDA classified as a major amendment to the BLA because it contained additional analyses of previously submitted data. According to FDA standard operating procedures, receipt of a major amendment within three months of the action due date extends the action due date by three months. On May 30, 2003, the FDA notified Biopure that it will complete its review of the Hemopure BLA and issue an action letter by August 29, 2003.

     According to applicable FDA standard operating procedures, there are two types of action letters that the FDA may issue, a Complete Response Letter (CRL) or an Approval Letter. The FDA issues an Approval Letter when all aspects of the review process have been completed. The FDA issues a CRL when the agency's completed review of the application indicates that there are outstanding issues remaining for the applicant to address. The FDA classifies an applicant's response to a CRL as a Class 1 Resubmission or a Class 2 Resubmission. According to FDA performance goals pursuant to PDUFA, the agency has two months to review a Class 1 Resubmission and six months to review a Class 2 Resubmission.

                                 USE OF PROCEEDS

     The net proceeds from the sale of the shares of Class A Common Stock offered hereby, after deducting the placement agent's fee and other estimated expenses of the offering, are estimated to be approximately $16,168,000, assuming we sell the maximum number of shares offered hereby.

     Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount, placement agent fees and net proceeds to us, if any, in this offering are not presently determinable and may be substantially less than the maximum or estimated amounts set forth above.

     We intend to use the net proceeds of our sales of Class A Common Stock in this offering for general corporate purposes, including capital expenditures and to meet working capital needs. Pending these uses, the net proceeds will be invested in investment-grade, interest-bearing securities.

                                 CAPITALIZATION

     The following table summarizes, as of April 30, 2003, our cash and cash equivalents and capitalization on an actual and a pro forma as adjusted basis. The pro forma as adjusted data reflect the sale of 3,083,000 shares of Class A Common Stock in this offering, after deducting the placement agent's fee and offering expenses payable by us, and other sales of 2,546,667 shares of Class A Common Stock after April 30, 2003. You should read this information in conjunction with our consolidated financial statements and the related notes appearing in our reports on Form 10-K and Form 10-Q incorporated by reference in this prospectus.

     This table does not include 7,379,361 shares of Class A Common Stock issuable upon the exercise of outstanding options and warrants as of April 30, 2003. In addition, this table does not include between 646,667 and 1,272,119 shares of Class A Common Stock issuable upon conversion of our Class B Common Stock, which is convertible only if the FDA approves Hemopure.

                                                                            As of April 30, 2003
                                                                     ------------------------------
                                                                      Actual           Pro Forma
                                                                                      As Adjusted
                                                                     -------------    -------------
In thousands, except par value and share data
Cash and cash equivalents                                            $      15,101    $      41,605
                                                                     =============    =============
Long-term debt                                                               9,847            9,847
                                                                     -------------    -------------
Stockholders' equity:
     Common stock (100,000,179 shares authorized and as
          adjusted):
            Class A Common Stock, $0.01 par value (37,424,043
                 shares outstanding actual; 43,053,710 shares
                 outstanding as adjusted)                                     374              431
            Class B Common Stock, $1.00 par value (117.7
                 shares outstanding actual and as adjusted)                     -                -
     Capital in excess of par value                                       437,040          463,487
     Contributed capital                                                   24,574           24,574
     Notes receivable                                                       (256)            (256)
     Accumulated deficit                                                 (404,365)        (404,365)
                                                                     -------------    -------------
           Total stockholders' equity                                       57,367           83,871
                                                                     -------------    -------------
                Total capitalization                                 $      67,214    $      93,718
                                                                     =============    =============

             PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS

     Our Class A Common Stock trades on The Nasdaq Stock Market under the symbol "BPUR." The high and low intraday sales prices of our Class A Common Stock as reported by The Nasdaq Stock Market have been as follows:

                                                       High       Low
Fiscal Year Ended October 31, 2001
   First Quarter................................       28.25     17.25
   Second Quarter...............................       27.48     10.63
   Third Quarter................................       32.70     19.46
   Fourth Quarter...............................       26.50     16.25

Fiscal Year Ended October 31, 2002
   First Quarter................................       20.30      8.75
   Second Quarter...............................       13.26      6.14
   Third Quarter................................        8.95      4.95
   Fourth Quarter...............................        8.00      3.20

Fiscal Year Ending October 31, 2003
   First Quarter................................        5.75      2.18
   Second Quarter...............................        4.30      2.43
   Third Quarter (through July 17, 2003)........        7.20      3.44

     The last reported sales price of the Class A Common Stock on The Nasdaq Stock Market on July 17, 2003 was $5.89 per share.

     We do not pay dividends on our Common Stock and do not intend to declare or pay dividends in the foreseeable future.

                              PLAN OF DISTRIBUTION

     We are selling the shares of our Class A Common Stock through a placement agent. Subject to the terms and conditions contained in the Placement Agency Agreement, dated July 17, 2003 (the "Placement Agency Agreement"), between us and ThinkEquity Partners, LLC (the "Placement Agent"), the Placement Agent has agreed to act as the placement agent for the issuance and sale of up to $17,250,000 in shares of our Class A Common Stock in one or more shelf takedowns. The Placement Agent has not purchased or sold, nor will it purchase or sell, any securities by this prospectus supplement or accompanying prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities. By entering into the Placement Agency Agreement, the Placement Agent has agreed to seek to place the Class A Common Stock on a reasonable best efforts basis, acting as our agent and not as a principal in the sale and placement of such Class A Common Stock. Each share of Class A Common Stock sold will include a related preferred stock purchase right under the rights agreement dated as of September 24, 1999 between American Stock Transfer & Trust Company as Rights Agent and us.

     The Placement Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain opinions, letters and certificates from our counsel, our independent auditors and us.

     The Placement Agent will use its reasonable best efforts to arrange for the sale to one or more purchasers of the shares of Class A Common Stock offered pursuant to this prospectus supplement and the accompanying prospectus through direct purchase agreements between the purchasers and us.

     We will pay the Placement Agent a transaction fee equal to 5% of the aggregate gross proceeds of the sales of any shares of Class A Common Stock plus, under certain circumstances, we will be obligated to pay such additional amounts as described in the Placement Agency Agreement. The following table shows the per share and total cash transaction fee that we will pay to the Placement Agent in connection with the sale of the shares offered pursuant to this prospectus supplement and the accompanying prospectus, assuming the purchase of all shares offered through the Placement Agent.

              Per share                   $   0.279
              Maximum Offering Total      $ 860,157

     Because there is no minimum offering amount required as a condition to closing in this offering, the actual total transaction fee, if any, is not presently determinable and may be substantially less than the maximum amount set forth above.

     Our obligation to issue and sell shares to the purchasers is subject to the conditions set forth in the purchase agreements, which may be waived by us in our discretion. A purchaser's obligation to purchase shares is subject to conditions set forth in the purchase agreement as well, which also may be waived.

     It is expected that the sale of up to $17,203,140 in shares will be completed on July 23, 2003. We estimate the total expenses of this offering, which will be payable by us, excluding the transaction fee, will be approximately $175,000. We have agreed to reimburse the Placement Agent, upon request, for the Placement Agent's actual and reasonable out of pocket expenses incurred in connection with its obligations (including reasonable legal fees and expenses) under the Placement Agency Agreement, not to exceed $25,000 without our prior written consent.

     We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Placement Agent may be required to make in respect thereof.

                                  LEGAL MATTERS

     The validity of the shares of Class A Common Stock being offered hereby has been passed upon by Jane Kober, General Counsel of Biopure. Ms. Kober owns 3,290 shares of our Class A Common Stock and has options to acquire 205,273 shares.

                                3,083,000 Shares





                               Biopure Corporation

                              Class A Common Stock
                                  ------------

                              PROSPECTUS SUPPLEMENT

                                  JULY 17, 2003


                                  ------------









                            ThinkEquity Partners, LLC
                               As Placement Agent